Securities and Exchange Commission
Washington, DC 20549

Schedule 13G/A-1

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

BLUE EARTH, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09548108
(CUSIP Number)

July 19, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09548108	13G/A	Page 2 of 5 Pages

1	Names of Reporting Persons BROADWAY FAMILY GROUP LLC
2	Check the Appropriate Box if a Member of a Group (a) (See Instructions) (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,129,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,129,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,129,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
11	Percent of Class Represented by Amount in Row 9 6.67%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 09548108	13G/A	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

Blue Earth, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

2298 Horizon Ridge Parkway, Suite 205

Henderson, NV  89052

Item 2(a). Name of Person Filing:

BROADWAY FAMILY GROUP LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

1350 E. Flamingo Road, #77

Las Vegas, FL 33180

Item 2(c). Citizenship:

Florida, United States

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

09548108

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:  None

(a) [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [  ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [  ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [  ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [  ]A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [  ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) [  ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [  ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 09548108	13G/A	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 3,129,000 (1) (2)

(b) Percent of class: 7.32% (1) (3)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,129,000 (1) (2)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,129,000 (1) (2)

(iv) Shared power to dispose or to direct the disposition of:

    (1)  Consists of (a) 84,000 shares issued pursuant to a consulting agreement and (b) 3,045,000 shares pursuant to the Agreement and Plan of Merger dated as of July 15, 2013 (the “Merger Agreement”).

    (2)  Does not include the 1,200,000 warrants (the “Consulting Warrants”) issued pursuant to a consulting agreement which shall vest as follows: (i) an aggregate of 560,000 shares shall vest when certain performance criteria are met in accordance with the terms of the Merger Agreement and (ii) an aggregate of 640,000 shares in 25,000 share increments vest when each additional power plant begins producing power.  The Consulting Warrants are currently not exercisable.

    (3)  Based on 46,942,047 shares of our common stock outstanding on August 1, 2013.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10

(c) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 09548108	13G/A	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2013
(Date)

/s/ Allison Panos
(Signature)

Allison Panos, Sole Member
(Name and Title)